P.E. 2/7/02

02014550

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.
FEB 13 2002
1086

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended February 7, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

PROCESSED
FEB 22 2002
THOMSON
FINANCIAL P

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136 and 333-14240).

élan Corporate Bulletin

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)	Investors: (Europe)	Media:
Jack Howarth	Emer Reynolds	Max Gershenoff
Ph: 212-407-5740	Ph: 353-1-709-4000	Ph: 212-407-5751
800-252-3526	00800 28352600	800-252-3526

ELAN ANNOUNCES COMMENCEMENT OF SEC INVESTIGATION

Dublin, Ireland, February 7, 2002 – Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it has been notified by the staff of the Securities and Exchange Commission that the staff is commencing an investigation relating to the Company. The Company welcomes the opportunity to resolve all matters raised by the SEC in light of recent allegations made against the Company in the media and in shareholder lawsuits.

Elan Corporation, plc is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland, the United States and the United Kingdom. Elan is focused on the marketing of therapeutic products and services in neurology, pain management, oncology, infectious disease and dermatology and on the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: /s/ William F. Daniel
William F. Daniel
Company Secretary

Date: February 13, 2002